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                 May 4, 2022

       Ali Parsadoust
       Chief Executive Officer and Director
       Babylon Holdings Ltd
       1 Knightsbridge Green
       London, SW1X 7QA

                                                        Re: Babylon Holdings
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 29,
2022
                                                            File No. 333-264594

       Dear Ali Parsadoust:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Chuck Cassidy